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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8 - ~~47032~~ 49199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CHATSWORTH SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

NINTY FIVE EAST PUTNAM AVENUE
(No. And Street)

GREENWICH, (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RALPH DI FIORE (203) 629-2612
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
APR 03 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, RALPH DI FIORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHATSWORTH SECURITIES, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING DIRECTOR

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213
SECTION

CHATSWORTH SECURITIES LLC

CONSOLIDATED AUDITED

FINANCIAL STATEMENTS

DECEMBER 31, 2006

CHATSWORTH SECURITIES LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2006

CHATSWORTH SECURITIES LLC
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTENTS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Chatsworth Securities LLC:

We have audited the accompanying consolidated statement of financial condition of Chatsworth Securities LLC as of December 31, 2006 and the related consolidated statements of income, changes in members' capital, changes in loans subordinated to claims of general creditors and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chatsworth Securities LLC as of December 31, 2006, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates, L.L.P.

New York, New York
February 14, 2007

CHATSWORTH SECURITIES LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 217,372
Due from broker and clearing deposit	116,231
Accounts receivable	99,303
Furniture and equipment (net of accumulated depreciation of $ 65,039)	6,926
TOTAL ASSETS	$ 439,832

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses payable	$ 155,557
Subordinated loan payable	100,000
Total Liabilities	255,557
Members' capital	184,275
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 439,832

The accompanying notes are an integral part of these financial statements.

CHATSWORTH SECURITIES LLC
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commission and underwriting income	$ 1,561,672
Trading profit	819
Consulting and private placement fees	3,799,312
Interest and other income	21,620
TOTAL REVENUES	5,383,423
Expenses:	
Salaries and commissions	2,242,769
Clearing costs	26,142
License and registration	19,714
Office expense	35,445
Quotation and research	85,436
Travel and entertainment	114,189
Interest expense	10,000
Telephone	44,642
Rent	120,077
Consulting fees	2,386,215
Professional fees	47,689
Insurance	88,689
Depreciation	967
Office supplies	12,465
Dues, subscriptions and seminars	6,985
Miscellaneous	18,793
Charitable contributions	4,290
Employment taxes and other taxes	56,238
Postage and shipping	9,745
Advertising	1,908
Equipment rentals	20,464
TOTAL EXPENSES	5,352,862
NET INCOME	$ 30,561

The accompanying notes are an integral part of these financial statements.

CHATSWORTH SECURITIES LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance at January 1, 2006	$ 153,714
Net Income	30,561
Balance at December 31, 2006	$ 184,275

The accompanying notes are an integral part of these financial statements.

CHATSWORTH SECURITIES LLC
CONSOLIDATED STATEMENT OF CHANGES IN LOANS
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated loan balance January 1, 2006	$ 100,000
Increases during year	-
Decreases during year	-
Subordinated loan balance December 31, 2006	$ 100,000

The accompanying notes are an integral part of these financial statements.

CHATSWORTH SECURITIES LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net income		$ 30,561
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 967	
Decrease in securities owned, at market value	10,630	
Decrease in due from broker and clearing deposit	120,095	
Increase in accounts receivable	(99,303)	
Increase in accounts payable and accrued expenses	37,687	
Total Adjustments		70,076
Net Cash Provided by Operating Activities		100,637
Cash Flows from Investing Activities:		
Purchase of fixed assets		(5,858)
Increase in Cash		94,779
Cash at Beginning of Year		122,593
Cash at End of Year		$ 217,372

The accompanying notes are an integral part of these financial statements.

CHATSWORTH SECURITIES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT BUSINESS ACTIVITIES AND ACCOUNTING POLICIES

Chatsworth Securities LLC, (the "Company"), is a registered broker-dealer, primarily acting as brokers in executing customer orders for the purchase and sale of marketable securities on behalf of their customers on a fully disclosed basis with a clearing broker-dealer. In addition, the Company receives fees for consulting and private placements.

In 2006, the Company formed a subsidiary; Chatsworth Capital Partners, Inc. (the "Subsidiary"), to explore possible business opportunities. The consolidated financial statements include the accounts of the Company and the Subsidiary. All intercompany transactions and accounts have been eliminated.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. The Company has a $100,000 deposit with this clearing broker.

The Company's financial records are kept on an accrual basis. The Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

NOTE 2 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has a subordinated loan agreement for equity capital in the amount of $100,000, which became effective, February 15, 2005. The loan which matures on February 28, 2008, pays interest at 15 percent per annum.

These borrowings are subordinated to the claims of general creditors, have been approved by the NASD and are available in computing adjusted net capital under the SEC net capital requirements. Subordinated borrowing may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and NASD's capital regulations governing the withdrawal of subordinated debt.

NOTE 3 - INCOME TAXES

The Company is a limited liability company and has elected to be taxed as a partnership. As such, the company is not subject to income taxes. The individual members are subject to personal income taxes on their allocable share of the income.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subjected to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company maintain a minimum net capital of $100,000 based upon its aggregate indebtedness. At December 31, 2006, the Company had net capital of $173,045 and excess net capital of $73,045.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company shares office space and other overhead with a company related by common ownership. The Company, for 2006, has elected to waive the rent and certain other expenses that would otherwise be charged to the related party.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company entered into a five-year lease for office space beginning on July 1, 2005 and ending June 30, 2010. The minimum future rental is as follows:

Year ended December 31,	Amount
2007	$ 134,121
2008	137,560
2009	140,996
2010	72,219
Total	$ 484,896

SUPPLEMENTAL INFORMATION

CHATSWORTH SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Credits:	
Members' Capital	$ 184,275
Subordinated Loans	100,000
Total Credits	284,275
Debits:	
Nonallowable Assets	111,230
Net Capital before Haircuts	173,045
Less: Haircuts	-
NET CAPITAL	173,045
Minimum net capital requirement	100,000
EXCESS NET CAPITAL	$ 73,045
Computation of Aggregate Indebtedness to Net Capital:	
Aggregate Indebtedness	$ 155,557
Ratio of Aggregate Indebtedness to Net Capital	.90 to 1

Reconciliation with the Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2006)

Members' equity, as reported in the Company's unaudited FOCUS Part IIA Report	$ 101,157
Audit adjustment- accounts receivable	99,304
Audit adjustment- accrued expenses	(16,186)
Members' equity per above	$ 184,275
Non-allowable assets, as reported in the Company's unaudited FOCUS Part IIA Report	$ 11,926
Audit adjustment- accounts receivable	99,304
Non-allowable assets per above	$ 111,230
Haircuts, as reported in the Company's unaudited FOCUS Part IIA Report	$ 1,705
Audit adjustment- sale of securities prior to year end	(1,705)
Haircuts per above	-
Aggregate indebtedness, as reported in the Company's unaudited FOCUS Part IIA Report	$ 139,371
Audit adjustment- accrued expenses	16,186
Aggregate indebtedness per above	$ 155,558

CHATSWORTH SECURITIES LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2006

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of the Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Chatsworth Securities, LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Chatsworth Securities, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Chatsworth Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio & Associates, L.L.P.

New York, New York
February 14, 2007

END